EXHIBIT 99.1

POET Technologies Reports Third Quarter 2024 Financial Results

Quarter Marks Strong Balance Sheet and Expanded Customer Engagements

TORONTO, Nov. 14, 2024 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; NASDAQ: POET), the designer and developer of the POET Optical Interposer™, Photonic Integrated Circuits (PICs) and light sources for the data center, tele-communication and artificial intelligence markets, today reported its unaudited condensed consolidated financial results as at and for the three months ended November 30, 2024. The Company’s financial results as well as the Management’s Discussion and Analysis have been filed on SEDAR. All financial figures are in United States dollars (“USD”) unless otherwise indicated.

Management Comments

“We are very proud of the progress POET has made this quarter, particularly with strategic partnerships and customers that strengthen our position in the AI networking markets that are experiencing explosive growth,” said Dr. Suresh Venkatesan, Chairman & CEO. “We expanded our business with Luxshare Tech, acquired a new customer in Mentech and engaged with Mitsubishi Electric in a groundbreaking project that promises to upend the market for high-end transceivers serving AI clusters. The capital raised from institutional investors has bolstered our financial position, enabling us to drive forward with innovation and stay focused on our long-term growth strategy. There is also no doubt that the high-profile customer engagements and awards in AI underscore the industry’s recognition of our technical expertise and the superior performance of our products in high-speed connectivity solutions, which we are confident will turn into significant revenue in the coming year.”

Third Quarter and Recent Business Highlights:

  During the third quarter, the Company raised $25 million in equity capital in two non-brokered private placements with two institutional investors by issuing 7,333,334 Units at a weighted average price of $3.41 per Unit. The Units included warrants to purchase 5,333,334 common shares over a period of five years from the date of issuance at a weighted average price of $4.38 per share.
  The Company expanded its partnership with Luxshare Technology Co. Ltd. (“Luxshare Tech”) to provide more optical module products targeted at AI network equipment and AI service providers. Luxshare Tech is a global leader in providing technology for data-communication facilities and enterprise-level products for some of the largest companies in the world.
  The Company announced that Mentech Technology (“Mentech”) has selected POET’s transmit and receive optical engines for use in the development of an 800G pluggable transceiver and has placed purchase orders for those engines. The sample orders by Mentech are for initial builds and engineering development.
  The Company announced it has entered into a collaboration with Mitsubishi Electric Corporation (“Mitsubishi Electric”) to co-develop integrated optical engine chipsets for 3.2T pluggable transceivers, a highly sought-after product for optical connectivity in the rapidly growing AI networking market. POET and Mitsubishi Electric will jointly support product demonstrations with major customers.
  The Company was recognized with three major awards during the past two quarters, including the Gold Prize as the “AI Innovator of the Year” in the Technology category of the prestigious 2024 Merit Awards, and the “Best in Artificial Intelligence” at the prestigious 2024 Global Tech Awards, and the 2024 AI Breakthrough Awards honor for “Best Optical AI Solution”.
  The Company’s cash balance as of September 30, 2024 was $41.8 million. Working capital was $23.6 million. Working capital included non-cash current liabilities related to derivative warrant liabilities of $18.9 million.

Non-IFRS Financial Summary
The Company reported a net loss of $12.7 million, or ($0.20) per share, in the third quarter of 2024 compared with a net loss $5.1 million, or ($0.13) per share, for the same period in 2023 and a net loss of $8.0 million, or ($0.14) per share, in the second quarter of 2024. The net loss in the third quarter of 2024 included research and development costs of $1.8 million compared to $2.0 million for the same period in 2023 and $2.1 million in the second quarter of 2024. Fluctuations in R&D for a company of this size and this stage of growth are expected on a period-over-period basis as the Company transitions from technology development to product development.

Non-cash expenses in the third quarter of 2024 included stock-based compensation of $1.5 million and depreciation and amortization of $0.5 million. Non-cash stock-based compensation and depreciation and amortization in the same period of 2023 were $1.3 million and $0.5 million, respectively. Second quarter 2024 stock-based compensation and depreciation and amortization were $1.6 million and $0.5 million, respectively. The Company had non-cash finance costs of $18,000 in the third quarter of 2024 compared to non-cash finance costs of $18,000 in the third quarter of 2023 and non-cash costs of $20,000 in the second quarter of 2024.

The Company recognized other income, including interest of $216,000 in the third quarter of 2024, compared to $45,000 in the same period in 2023 and $175,000 in the second quarter of 2024.

The Company reported non-cash fair value adjustment to derivative warrant liability of $6.2 million in the third quarter of 2024, compared to nil in the same period in 2023 and $1.4 million in the second quarter of 2024. This non-cash item relates to warrants issued in a foreign currency and is periodically remeasured. The increase was a result of the issuance of warrants and the increase in the Company’s stock price during the third quarter.

Cash flow from operating activities in the third quarter of 2024 was ($5.5) million, compared to ($4.1) million in the third quarter of 2023 and ($4.5) million in the second quarter of 2024.

Raised gross proceeds of $27.2 million, including $25 million from the issuance of units from multiple private placements and $2.2 million from the issuance of common shares using its ATM and the exercise of warrants and stock options.

Non-IFRS Financial Performance Measures
Certain financial information presented in this press release is not prescribed by IFRS. These non-IFRS financial performance measures are included because management has used the information to analyze the business performance and financial position of POET. These non-IFRS financial measures are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. These non-IFRS financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

POET TECHNOLOGIES INC. PROFORMA – NON-IFRS AND IFRS PRESENTATION OF OPERATIONS (All figures are in U.S. Dollars)
For the Quarter ended:	30-Sep-24	30-Jun-24	31-Mar-24	31-Dec-23	30-Sep-23

Revenue	3,685	-	8,710	107,551	-
Research and development	(1,765,481)	(2,117,828)	(1,922,066)	(2,142,003)	(2,043,264)
Depreciation and amortization	(525,955)	(509,699)	(509,260)	(505,869)	(508,484)
Professional fees	(480,871)	(366,839)	(409,726)	(902,368)	(273,905)
Wages and benefits	(667,963)	(780,146)	(768,496)	(676,539)	(640,241)
Impact of join venture	-	-	-	-	-
Stock-based compensation	(1,525,131)	(1,591,741)	(947,502)	(1,050,088)	(1,251,648)
General expenses and rent	(1,784,840)	(1,390,933)	(570,819)	(317,333)	(429,457)
Derivative liability adjustment	(6,179,836)	(1,376,761)	(629,824)	(24,865)	-
Interest expense	(30,482)	(20,833)	(19,753)	(13,547)	(34,890)
Other (income), including interest	216,337	174,911	52,558	54,047	45,448
Net loss	(12,740,537)	(7,979,869)	(5,716,178)	(5,471,014)	(5,136,441)

Net loss per share	(0.20)	(0.14)	(0.13)	(0.13)	(0.13)

ATM Quarterly Update
During the fiscal quarter ended September 30, 2024, through its ATM facility, the Company sold 421,579 common shares at an average price of C$4.22 per share. The Company received gross proceeds of C$1,780,071, less aggregate cash commissions paid of C$53,402 resulting in net proceeds of C$1,726,669. The common shares were sold on the Nasdaq Capital Market and the sales were denominated in USD. The values disclosed are based on the average Bank of Canada exchange rate applicable during the reporting period.

Stock Option Grant
On November 13, 2024, the board of directors of the Company approved the grant of 450,000 stock options to purchase common shares to certain officers and employees of the Company. The stock option grant includes the award of 350,000 stock options to certain officers of the Company and 100,000 to other employees.

The stock options granted have an exercise price of C$5.57, being the closing price of the Company’s stock on the TSXV on November 12, 2024, are exercisable for 10 years following the grant and will vest in accordance with the Company’s Omnibus Plan.

About POET Technologies Inc.
POET is a design and development company offering high-speed optical modules, optical engines and light source products to the artificial intelligence systems market and to hyperscale data centers. POET’s photonic integration solutions are based on the POET Optical Interposer™, a novel, patented platform that allows the seamless integration of electronic and photonic devices into a single chip using advanced wafer-level semiconductor manufacturing techniques. POET's Optical Interposer-based products are lower cost, consume less power than comparable products, are smaller in size and are readily scalable to high production volumes. In addition to providing high-speed (800G, 1.6T and above) optical engines and optical modules for AI clusters and hyperscale data centers, POET has designed and produced novel light source products for chip-to-chip data communication within and between AI servers, the next frontier for solving bandwidth and latency problems in AI systems. POET’s Optical Interposer platform also solves device integration challenges in 5G networks, machine-to-machine communication, self-contained "Edge" computing applications and sensing applications, such as LIDAR systems for autonomous vehicles. POET is headquartered in Toronto, Canada, with operations in Allentown, PA, Shenzhen, China, and Singapore. More information about POET is available on our website at www.poet-technologies.com.

Media Relations Contact: Adrian Brijbassi Adrian.brijbassi@poet.tech	Company Contact: Thomas R. Mika, EVP & CFO tm@poet.tech

Forward-Looking Statements
This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s product development efforts, the performance of its products, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products and expectations for approval of proposals at the Company’s annual meeting of shareholders.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its development efforts, the introduction of new products, financing activities, future growth, recruitment of personnel, opening of offices, the form and potential of its joint venture, plans for and completion of projects by the Company’s consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, the failure of its products to meet performance requirements, lack of sales in its products, once released, operational risks in the completion of the Company’s anticipated projects, lack of performance of its joint venture, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, the ability to raise additional capital and the agreement by shareholders to approve proposals put forth by the Company at shareholders’ meetings. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
120 Eglinton Avenue, East, Suite 1107, Toronto, ON, M4P 1E2- Tel: 416-368-9411 - Fax: 416-322-5075